Metalla Acquires Royalty on Atlantic Gold's Fifteen Mile Stream Project

(All dollar amounts are in United States dollars unless otherwise indicated)

TSXV: MTA
OTCQX: MTAFF
Frankfurt: X9CP

VANCOUVER, Feb. 4, 2019 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce that the Company has entered into a purchase and sale agreement (the "Royalty Purchase Agreement") to acquire from a third party (the "Seller") a 1.0% NSR royalty on Atlantic Gold Corporation's ("Atlantic Gold") (TSXV: AGB) Fifteen Mile Stream project (the "Royalty") for $4,000,000 (the "Royalty Transaction"). The purchase price will be satisfied by an upfront payment of $2,200,000 in cash and 2,619,000 common shares of the Company (the "Consideration Shares"). The Royalty is in connection with two claims formally held by the Seller which covers the Egerton-Maclean, Hudson, 149 East Zone, and the majority of the Plenty deposit which collectively comprise the Fifteen Mile Stream project ("FMS Project") located in Nova Scotia, Canada. The Royalty covers all products mined or otherwise recovered from the Project.

Brett Heath, President, and CEO of Metalla commented, "Metalla is pleased to add another high-quality royalty on a growing deposit in Eastern Canada with emerging mid-tier operator Atlantic Gold. Fifteen Mile Stream represents the next leg in the growth at the Moose River Consolidated Gold Mine which has undergone extensive drilling aimed at expanding the resource." Mr. Heath continued, "Atlantic Gold has quickly established itself as one of Canada's premier operators through the successful commissioning of Moose River on time and within budget. This transaction is consistent with our long-stated strategy of acquiring existing royalties on quality assets with strong operators."

FIFTEEN MILE STREAM

Fifteen Mile Stream is a gold project located 57km northeast of Atlantic Gold's central milling facility at Touquoy and is readily accessible by highway. The project lies along the same geological trend as other related deposits – Touquoy, Beaver Dam and Cochrane Hill – and all are hosted within the same critical stratigraphy and structure, over a strike length of 80 km. The FMS Project is 100% owned by Atlantic Gold and is being developed as part of their multi-phase mine plan that was outlined in a pre-feasibility report disclosed on January 24, 2018 (see technical report titled "Moose River Consolidated Project, Nova Scotia, Canada NI 43-101 Technical Report on Moose River Consolidated Phase 1 and Phase 2 Expansion" dated January 24, 2018 and filed on Atlantic Gold's SEDAR profile, referred to herein as the "Technical Report"). The plan stipulates that following the commissioning of the Touquoy mine and mill, the FMS Project is to be put into production in 2021 for a total cost of C$123 million. The FMS Project will produce a concentrate that will be trucked and processed at the central milling facility at Touquoy. After the Technical Report was filed, Atlantic Gold declared commercial production at Touquoy effective on March 1, 2018 as a result of a successful ramp-up of mine and milling facilities at Touquoy on time and within budget.

According to Atlantic Gold, the FMS Project is expected to produce approximately 80,000 ounces gold in 2021 in its first year of production. Highlights of the life of mine plan at the FMS Project are for a 5-year mine life which will recover a total of 391,000 ounces of gold at a cash cost of C$561/Oz and generate a 60.9% pre-tax IRR ( see the link to Atlantic Golds' press release dated January 29th, 2018) 1.

The Technical Report discloses the following mineral reserve and resource estimate on the FMS Project :

Reserves	Tonnes	Au grade	Gold
	(kt)	(g/t)	(koz)
Proven	2,890	1.25	116
Probable	7,910	1.24	316
Proven & Probable	10,800	1.24	432

Resources	Tonnes	Au grade	Gold
	(kt)	(g/t)	(koz)
Measured	2,710	1.33	116
Indicated	7,880	1.33	336
Measured & Indicated	10,590	1.33	452
Inferred	6,640	1.12	240

Mineral Resources have an effective date of July 20, 2017, and Mineral Reserves have an effective date of January 24, 2018. Atlantic Gold discloses Mineral Resources that are reported inclusive of those Mineral Resources that have been converted to Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability

Since Atlantic Gold completed the resource and reserve estimate, they have drilled an additional 290 holes spanning over 35,000 meters at the FMS Project which will be included in an updated resource estimate expected to be released in the first half of 2019.

ROYALTY PURCHASE AGREEMENT

Pursuant to the Royalty Purchase Agreement, Metalla and the Seller will enter into an assignment and assumption agreement under which the Royalty will be transferred from the Seller to Metalla. Metalla expects to close the purchase of the Royalty on or about February 12, 2019 and closing of the Transaction is subject to customary closing conditions, including receiving TSX Venture Exchange approval. The Seller also agreed to transfer restrictions by providing the Company with a right to place the Consideration Shares in the event the Seller wishes to sell 1.0% or more of the Consideration Shares issuable to them.

The Consideration Shares issued to the Seller will be subject to a statutory four-month hold period from the date of their issuance. The agreement was negotiated at arm's length between Metalla and the Seller. No brokerage or finder's fees were paid in association with the acquisition of the Royalty.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in "National Instrument 43-101 Standards of disclosure for mineral projects".

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"
President and CEO

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Note 1 – The disclosure herein and relating to the Fifteen Mile Stream Property is based on information prepared and disclosed by Atlantic Gold Corporation and can be found in a news release filed on SEDAR by Atlantic Gold on March 15, 2018 and a technical report titled " Moose River Consolidated Project, Nova Scotia, Canada NI 43-101 Technical Report on Moose River Consolidated Phase 1 and Phase 2 Expansion" dated January 24, 2018 filed on SEDAR. The information and data are available in the public domain as at the date hereof, and none of this information has been independently verified by the Company or is supported by a technical report prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. While the Company will request additional information from Atlantic Gold once the Royalty Transaction is completed, it has not received access to the necessary data from Atlantic Gold and is not able to obtain the necessary information from the public domain to prepare a technical report and Atlantic Gold has not indicated the mineral resource and/or mineral reserve category, if any, on which the information above is based. Mineral resources are not mineral reserves and by definition do not demonstrate economic viability. The Fifteen Mile Stream production contained herein may be based on mineral resource estimates that include inferred mineral resources, which are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that inferred mineral resources, if used by Atlantic Gold in preparing the production forecast, will be converted to the measured and indicated resource categories, or into mineral reserves, once economic considerations are applied. Readers are cautioned that inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. As a result, the Company cautions readers that there is no certainty that the projected gold production will be realized. Specifically, as a royalty holder, the Company has limited, if any, access to the Fifteen Mile Stream Property. This news release also contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the projected gold production from the Company's royalty on the Fifteen Mile Stream Property which is subject to the same assumptions, risk factors, limitations and qualifications as set forth in the below paragraphs. FOFI contained in this news release was made as of the date of this news release and was provided for the purpose of providing further information about Metalla's anticipated future business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise unless required pursuant to applicable law. FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein. Such future-oriented production information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such outlook or information should not be used for purposes other than for which it is disclosed in this news release.

The Company is dependent on, (i) Atlantic Gold and their qualified persons to provide information to the Company, or (ii) on publicly available information to prepare disclosure pertaining to the Fifteen Mile Stream Property and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. The disclosure in this press release relating to the Fifteen Mile Stream Property is based on information publicly disclosed by the owner or operator of this property and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has and will have limited, if any, access to the property subject to the Royalty. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's royalty interest. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the transactions contemplated under the Royalty Purchase Agreement, anticipated cash flows and production upon completion of the Royalty Transaction, the completion of the Royalty Transaction, and proposed future transactions Metalla may undertake and their expected timing. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Metalla will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Metalla's expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Some of the disclosure in this press release is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

SOURCE Metalla Royalty and Streaming Ltd.

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For further information: Metalla Royalty & Streaming Ltd: Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com; Kristina Pillon, Investor Relations, Phone: 604-908-1695, Email: kristina@metallaroyalty.com; Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 08:30e 04-FEB-19